October 23, 2024

Lily Dang / Karl Hiller

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

Washington DC 29549

USA

Dear Lily Dang / Karl Hiller,

Re: Form 20F for Fiscal year ended December 31, 2023, File: 000-55539

In addition to our response letter dated October 22, 2024:

4.	Financial Statements, page F-1

We have now received a draft audit report from our auditor with respect to the draft financial statements attached to our draft 20F/A submitted for your review.

We enclose a draft copy of the audit report for your review

I look forward to your response.

Kind regards,

/s/ David Thompson
David Thompson CPA
CFO and Director

Suite 700 – 838 West Hastings Street, Vancouver V6B0A6, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements for the year ended December 31, 2021 were previously prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated statements prepared under US GAAP were audited by another auditor whose report dated April 29, 2022 expressed an unmodified opinion on those consolidated financial statements, prior to any adjustments applied to restate certain comparative information to comply with IFRS.

We have audited the adjustments that were applied to restate certain comparative information to comply with IFRS in the year ended December 31, 2021. In our opinion, such adjustments are appropriate and have been properly applied.

We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Company for the year ended December 31, 2021, other than with respect to the adjustments. Accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

Restatement

As discussed in Note 27 to the consolidated financial statements, the 2023 consolidated financial statements have been restated to correct a misstatement. Our opinion is not modified in respect of this error.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a negative working capital position, has accumulated deficits, and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

MNP LLP
Suite 2000, 112 - 4th Avenue SW, Calgary AB, T2P 0H3	1.877.500.0792 T: 403.263.3385 F: 403.269.8450

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators and the impact of estimated oil and gas reserves on oil and gas assets Critical Audit Matter Description

Refer to Note 2 (h) Material Accounting Policies and Note 6 Oil and Gas Properties.

The total book value of oil and gas properties amounted to $52.5 million as at December 31, 2023. The Company uses estimated total proved oil and gas reserves to deplete its oil and gas assets, to assess for indicators of impairment or impairment reversal on each of the Company’s cash generating units (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of a CGU.

Information considered by management in assessing indicators of impairment may include: (i) Plans to discontinue or dispose of the asset before the previously expected date; (ii) Significant reductions in estimates or reserves; (iii) Significant cost overrun on a capital project; (iv) Significant increases in the expected cost of dismantling assets and restoring the site; and (v) Production difficulties.

The Company depletes its net carrying value of oil and gas properties using the unit-of-production method by reference to the ratio of production in the period to the related total proved oil and gas reserves, taking into account estimated forecasted future development costs necessary to bring those reserves into production.

The estimated proved oil and gas reserves includes significant assumptions related to:

●	Forecasted oil and gas commodity prices;

●	Forecasted production volumes;

●	Forecasted operating costs;

●	Forecasted royalty costs; and,

●	Forecasted future development costs.

The Company engages independent third-party reserve evaluators to estimate proved oil and gas reserves.

We considered this a critical audit matter due to the significance of the oil and gas properties, the significant judgment required to evaluate the results of our audit procedures regarding the estimate of oil and gas reserves and the judgments made by management in its assessment of indicators of impairment related to oil and gas properties, which have resulted in a high degree of subjectivity in performing audit procedures related to these judgments applied by management.

Audit Response

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2023 and the assessment of impairment indicators of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

●	We assessed the period for which the Company has the right to explore and produce by comparing the remaining production life of the properties to the Company’s license and evaluated whether the oil and gas titles are in good standing by agreeing the rights to produce and explore to government agency websites, and other regulatory bodies, as applicable.

●	Read the Board of Directors’ minutes and obtained budget approvals to evidence continued and planned exploration expenditure for 2024, which included evaluating results of current year work programs and management’s longer-term plans.

●	Evaluated the reasonableness of management’s assessment of impairment indicators which included the assessment of external and internal factors that could be considered indicators of impairment on the Company’s oil and gas properties by considering evidence obtained in other areas of the audit.

●	With respect to the estimate of proved oil and gas reserves as at December 31, 2023:

●	We evaluated the competence, capabilities and objectivity of the independent third-party reserve evaluators engaged by the Company.

●	We compared forecasted oil and gas commodity prices to those published by other independent third- party reserve evaluators.

●	We compared the actual production, operating costs, royalty costs and development costs of the Company to those estimates used in the prior year’s estimate of proved oil and gas reserves to assess the Company’s ability to accurately forecast.

●	We evaluated the appropriateness of forecasted production and forecasted operating costs, royalty costs and future development costs assumptions by comparing to historical results.

●	We consulted with local specialists in Turkey to assess compliance with laws and regulations.

●	We examined management’s calculation of depletion by comparing amounts to the underlying source data and performing recalculations.

Going Concern

Critical Audit Matter Description

As described in Note 1 to the consolidated financial statements, there are material uncertainties regarding the Company’s ability to execute its business plan and continue in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing.

We identified the going concern assessment of the Company as a critical audit matter due to the significant assumptions and judgments made by management in estimating future cash flows, which are subject to high degree of uncertainty.

This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

Audit response

We responded to this matter by performing audit procedures relating to going concern. Our audit work in relation to this included, but was not restricted to, the following:

●	We obtained management’s position paper which included management’s plans to mitigate the uncertainty and supporting calculations (including the 12-month cash-flow forecast) to determine whether use of the going concern assumption is appropriate.

●	We tested significant assumptions and judgments made by management in their supporting calculations (including the 12-month cash-flow forecast).

●	We assessed the adequacy of the going concern disclosure included in Note 1 to the consolidated financial statements and considered whether these appropriately reflected the assessments that management performed.

Chartered Professional Accountants

We have served as the Company’s auditor since 2022. Calgary, Canada

●, 2024, except for the restatement paragraph above, and Notes 1, 21, 24, and 27, as to which the date is ●, 2024